UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

MOCHA MERGER SUB, INC.

(Offeror)

LIBERTY INTERACTIVE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774104

(CUSIP Number of Class of Securities)

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774203

(CUSIP Number of Class of Securities)

Richard N. Baer

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copy to:

Robert W. Murray, Jr.

Renee Wilm

Jonathan Gordon

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,161,004,518.96	$134,908.73

(1)          Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (a) the product of (i) $17.76, which represents the average of the high and low sales prices of zulily, inc. (“zulily”) Class A common stock as reported on the Nasdaq Global Select Market on August 28, 2015 and (ii) 138,544,692, which represents the number of shares of zulily Class A common stock and Class B common stock outstanding as of August 28, 2015, plus the aggregate number of shares of zulily Class A common stock and Class B common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date minus (b) $1,298,856,487.50, the estimated minimum aggregate amount of cash to be paid by Liberty Interactive in the exchange offer and subsequent merger.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,908.73	Filing Party: Liberty Interactive Corporation
Form or Registration No.: Form S-4	Date Filed: September 1, 2015

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), and Mocha Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Liberty Interactive (“Purchaser”). This Schedule TO relates to the offer (the “Offer”) by Purchaser to exchange for each issued and outstanding share of common stock of zulily, inc., a Delaware corporation (“zulily”), for consideration (the “Offer Consideration”) consisting of:

•                  $9.375 in cash, without interest and subject to any withholding of taxes required by applicable law, and

•                  0.3098 of a share of Series A QVC Group common stock of Liberty Interactive, par value $0.01 per share,

subject to the terms and conditions described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

The Offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of August 16, 2015 (as it may be amended from time to time, the “Reorganization Agreement”), by and among Liberty Interactive, Purchaser, Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned merger subsidiary of Liberty Interactive (“Merger Sub 2”), and zulily, which contemplates the Offer and the subsequent merger of Purchaser with and into zulily (the “first merger”) with zulily surviving. In the first merger, which is expected to occur on the same day the Offer is consummated, each outstanding share of zulily common stock that Purchaser did not acquire in the Offer, other than those shares held by Liberty Interactive, Purchaser, Merger Sub 2 or zulily, or stockholders of zulily who properly demand appraisal in accordance with Delaware law (and who do not fail to perfect or otherwise effectively withdraw their demand or otherwise waive or lose their right to appraisal), will automatically be converted into the Offer Consideration. Immediately after the first merger, (i) zulily will become a wholly owned subsidiary of Liberty Interactive, and the former zulily stockholders will no longer have any direct ownership interest in zulily or its business and (ii) zulily will merge with and into Merger Sub 2 (the “second merger”). Merger Sub 2 will survive and be renamed “zulily, llc.”  The first merger and the second merger are referred to together as the “mergers.”

On September 1, 2015, Liberty Interactive filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) relating to the shares of Liberty Interactive Series A QVC Group common stock to be issued to zulily stockholders and holders of stock options and restricted stock units in the Offer and the mergers. The terms and conditions of the Offer and the mergers are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Liberty Interactive or Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Reorganization Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into this Schedule TO by reference.

Item 1.         Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers Regarding the Transaction” is incorporated into this Schedule TO by reference.

Item 2.         Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is zulily, inc., a Delaware corporation. Its principal executive office is located at 2601 Elliott Avenue, Suite 200, Seattle, Washington 98121 and its telephone number is (877) 779-5614.

(b) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary—The Offer” is incorporated herein by reference.

(c) The information concerning the principal market in which the zulily shares are traded and certain high and low sales prices for the zulily shares in that principal market is set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative and Historical Per Share Market Price Data” and is incorporated into this Schedule TO by reference.

Item 3.         Identity and Background of Filing Person.

(a), (b) This Schedule TO is filed by Purchaser and Liberty Interactive. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Information Relating to Liberty Interactive and Purchaser” is incorporated into this Schedule TO by reference.

(c) The information set forth in the section entitled “Directors and Executive Officers of Liberty Interactive and Purchaser” in Schedule I to the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 4.         Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction,” “The Offer,” “Information Relating to Liberty Interactive and Purchaser,” “Information Relating to zulily,” “Interests of Certain Persons in the Transaction,” “The Reorganization Agreement” and “Other Agreements Related to the Transaction” is incorporated into this Schedule TO by reference.

Item 6.               Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Introduction and the sections of the Prospectus/Offer to Exchange entitled “Summary,” “The Offer—Purpose of the Transaction; Plans for zulily; The Merger; Appraisal Rights” and “Background of the Transaction” is incorporated into this Schedule TO by reference.

(c)(1-7) The information set forth in the Introduction and in the sections of the Prospectus/Offer to Exchange entitled “Background of the Transaction,” “The Offer,” “The Reorganization Agreement” and “Other Agreements Related to the Transaction” is incorporated into this Schedule TO by reference.

Item 7.              Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers Regarding the Transaction,” “Risk Factors,” “Source and Amount of Funds” and “The Reorganization Agreement” is incorporated into this Schedule TO by reference.

(d) Liberty Interactive plans to finance the Offer and the mergers using funds drawn under its wholly owned subsidiary QVC, Inc.’s (“QVC”) Second Amended and Restated Credit Agreement dated as of March 9, 2015 (the “Credit Agreement”), among QVC, as borrower, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for a $2.25 billion revolving credit facility with a $250 million sub-limit for standby letters of credit and $1.5 billion of uncommitted incremental revolving loan commitments or incremental term loans, which are referred to collectively as the “Credit Facilities.” Borrowings under the Credit Agreement bear interest at either the alternate base rate or LIBOR (based on an interest period selected by QVC of one week, one month, two months, three months or six months, or to the extent available from all lenders, nine months or twelve months) at QVC’s election in each case plus a margin.  Borrowings that are alternate base rate loans will bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.25% and 1.00%

depending on QVC’s ratio of consolidated total debt to consolidated EBITDA (the “consolidated leverage ratio”). Borrowings that are LIBOR loans will bear interest a per annum rate equal to the applicable LIBOR plus a margin that varies between 1.25% and 2.00% depending on QVC’s consolidated leverage ratio.  Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. No mandatory prepayments are required other than when borrowings and letter of credit usage exceed availability. Any amounts prepaid on the revolving facility may be reborrowed.

The Credit Facilities are secured by the capital stock of QVC and are scheduled to mature March 2020. The interest rate on the senior secured credit facility was 1.6% at June 30, 2015. QVC has no current plan or arrangement to finance or repay the Credit Facilities.

Item 8.                Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in the sections of the Prospectus/Offer to Exchange entitled “Background of the Transaction,” “The Offer,” “Interests of Certain Persons in the Transaction,” “The Reorganization Agreement,” “Other Agreements Related to the Transaction,” “Information Relating to zulily” and “Information Relating to Liberty Interactive and Purchaser” and Schedule I in the Prospectus/Offer to Exchange is incorporated herein by reference.

Item 9.              Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction” and “The Offer” is incorporated into this Schedule TO by reference.

Item 10.        Financial Statements.

(a) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary Selected Consolidated Historical Financial Data of Liberty Interactive” is incorporated into this Schedule TO by reference.

Item 11.        Additional Information.

(a) The information set forth in the Introduction and the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Background of the Transaction,” “Risk Factors,” “The Offer,” “The Reorganization Agreement” and “Other Agreements Related to the Transaction” is incorporated into this Schedule TO by reference.

(c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.         Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as a part of this Schedule TO.

Item 13.        Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015

MOCHA MERGER SUB, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Liberty Interactive’s Registration Statement on Form S-4 filed with the SEC on September 1, 2015 (the “Form S-4”))

(a)(1)(B)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange relating to the shares of Liberty Interactive common stock to be issued in the Offer and the mergers (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Liberty Interactive and zulily, dated August 17, 2015 (incorporated by reference to Exhibit 99.1 to Liberty Interactive’s Form 8-K filed with the SEC on August 17, 2015)

(a)(5)(B)

Slide Show for Investor Call, dated August 17, 2015, titled “Slides Show Presentation for August 17, 2015 Liberty Interactive Acquisition of zulily Investor Call” (incorporated by reference to the Form 8-K filed by Liberty Interactive on August 19, 2015)

(a)(5)(C)*	Form of Summary Advertisement published in the New York Times on September 1, 2015

(a)(5)(D)*

Complaint of Harry Jackson against zulily, Darrell Cavens, Mark Vadon, W. Eric Carlborg, John Geschke, Mike Gupta, Youngme Moon, Michael Potter, Spencer Rascoff, Liberty Interactive, Purchaser and Merger Sub 2, filed in the Court of Chancery of the State of Delaware, and dated August 27, 2015

(b)(1)

Second Amended and Restated Credit Agreement, dated as of March 9, 2015, among QVC, as Borrower, J.P. Morgan Securities LLC, as Lead Arranger and Lead Bookrunner, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., and BNP Paribas, as Syndication Agents, and the parties named therein as Lenders, Issuing Banks, Documentation Agents and Co-Lead Arrangers and Co-Bookrunners (incorporated by reference to Exhibit 4.1 to QVC’s Current Report on Form 8-K filed with the SEC on March 13, 2015)

(d)(1)

Agreement and Plan of Reorganization, dated as of August 16, 2015, among Liberty Interactive, Purchaser, Merger Sub 2 and zulily (incorporated by reference to Exhibit 2.1 to Liberty Interactive’s Form 8-K filed with the SEC on August 19, 2015)

(d)(2)

Tender and Support Agreement, dated as of August 16, 2015, by and among Liberty Interactive, Purchaser, zulily and each of Darrell Cavens and Mark Vadon (incorporated by reference to Exhibit 10.1 to Liberty Interactive’s Form 8-K filed with the SEC on August 19, 2015)

(d)(3)*	Confidentiality Agreement, dated as of April 26, 2015, by and between zulily and Liberty Interactive

(d)(4)*	Exclusivity Agreement, dated as of August 10, 2015, by and between zulily and Liberty Interactive

(d)(5)*	Lock-Up Agreement, dated as of August 16, 2015 between Liberty Interactive and Darrell Cavens

(d)(6)*	Lock-Up & Non-Competition Agreement, dated as of August 16, 2015, between Liberty Interactive, Mark Vadon, Vadon Holdings, LLC and Lake Tana LLC

(d)(7)*	Executive Employment Agreement, dated August 16, 2015, between Merger Sub 2 and Darrell Cavens

(d)(8)*	Executive Employment Agreement, dated August 16, 2015, between Merger Sub 2 and Robert Spieth

(d)(9)*	Executive Employment Agreement, dated August 16, 2015, between Merger Sub 2 and Lori Twomey

* Filed herewith